[Exhibit (a)(13)]
                                  CR+NS

                            The Better Choice

Norfolk Southern's acquisition of Conrail is the last chance to assure that there will be balanced, competitive rail transportation in the East and the service reliability and quality that competition assures. With many experts predicting a final round of consolidation that will result in the nation being served by just two transcontinental rail systems, it is essential that competition in the East be maintained and strengthened.

Railroad Mergers -- A Natural Trend

        Railroads have been merging almost since the first trains ran in the United States. A common theme has run through the industry's mergers right from the start. By combining, railroads could serve more customers more efficiently with broader networks and provide better service to those customers.

        Driven by globalization of trade and customer demand that transportation providers serve even larger territories and offer more complete and better service, railroad consolidation in recent years has spurred the creation of large carriers that operate extensive networks throughout several regions of the United States.

        From approximately 40 Class I railroads that were in business in 1980 when the industry was deregulated, mergers have shrunk the roster to today's five giant systems. The West is blanketed by two companies, Union Pacific and Burlington Northern Santa Fe, while three carriers, Conrail, Norfolk Southern and CSX Transportation, cover the East. History reveals that current efforts to acquire Conrail should come as no surprise.

CR+NS -- Transportation Excellence

        History does not teach that all mergers are equal in benefit or harm. Some mergers are better than others. CR+NS will be superior to a CSX/CR combination in many ways.

        Customers throughout the northern U.S. will gain the benefits of Norfolk Southern intermodal expertise. Norfolk Southern's intermodal traffic has grown at twice the industry rate in the last decade and reflects Norfolk Southern's expertise and interest in shorter haul intermodal traffic. Every intermodal unit handled by CR+NS is one more long haul truck off northeastern highways.

        While railroads now dominate the long haul movement of truck and container freight, over-the-road truckers still prevail in short haul markets. CR+NS will change that. Rail intermodal traffic generally is competitive with trucks on hauls of 750 miles or more, but NS is competitive on hauls as short as 500 miles.

        Norfolk Southern will extend its bimodal Triple Crown service into new markets as well.

        CR+NS will bring to employees and communities the benefits of a consistently aggressive and successful industrial development department. Norfolk Southern's economic development efforts, in conjunction with the states and communities it serves, located 8 of the last 11 new auto assembly plants on Norfolk Southern.

        CR+NS will open markets throughout the eastern U.S. to more efficient single line service. For example, paper movements from plants in the Southeast to northeastern markets will benefit. Improved car utilization for clay shippers with movements to the Northeast will result from elimination of interchange inefficiencies.

        Extensive new direct, through services will be created. CR+NS will create a lot of new and faster carload services by using the best routes and best yards of the combined company.

        New service will link Conrail points with Kansas City. The NS route bypasses congested terminals in both Chicago and St. Louis. New carload service will operate down the Eastern Seaboard, providing direct service between Philadelphia, Wilmington and Baltimore and the Southeast. Another new carload service will operate directly from the Northeast to the Southeast on a shorter, faster route than the current I-81 corridor. Traffic that now moves the long way around via Cincinnati in joint line service now will follow these direct routes, saving both time and mileage.

        CR+NS will bring to the Northeast rail operations that consistently have a lower ratio of operating expenses to revenue than any other major railroad. This efficiency is achieved through the dedication and discipline of Norfolk Southern employees. Conrail employees will become part of a system with the best safety record in the industry and that is widely regarded as the best-run and most efficient railroad.

        Conrail and CSX facilities overlap in 60 communities, and Conrail's major Hollidaysburg and Altoona, Pa., car and locomotive shops are just 70 miles from CSX's facilities at Cumberland, Md. With far less overlap, CR+NS is likely to see far fewer job losses.

        Basically, CR+NS are an end-to-end merger with fewer competitive problems than a CSX/CR merger creates.

        Balanced competition will stimulate even greater economic activity in the region, resulting in more growth opportunities and job creation under CR+NS.

CR+NS -- Balanced Competition

        Unlike the competing CSX/CR plan, CR+NS is pro-competitive. Putting substance to its "Principles of Balanced Competition," Norfolk Southern is committed as part of its merger plan to assure competitive balance throughout the region by transferring lines to competitors. Norfolk Southern and CSX already compete vigorously throughout the Southeast and much of the Midwest, although CSX is the larger railroad. Conrail, created by the federal government in 1976 following the bankruptcy of six eastern railroads, has a virtual monopoly in the vital New York market, and dominates other parts of the Northeast.

        A merger of Conrail with either NS or CSX would create an unbalanced rail transportation environment throughout the East unless steps are taken to restore the balance. CSX/CR would dominate rail transportation with almost 70% of the market by revenue; without a competitive remedy the CR+NS market share would be approximately 61%. Norfolk Southern will take positive steps to remedy the imbalance.

What is Balanced Competition?

        Balance is not merely the act of changing colors of lines on a map. Competitive balance is a combination of market share, geographic coverage, market access and commodity diversity.

        That is the situation that prevails in the West. Union Pacific and Burlington Northern Santa Fe both go just about everywhere and are comparable in size, although UP is slightly larger. Neither is dependent on a single commodity for its future. Balance assures that neither western carrier is in a position to dominate the rail transportation market and reduce competitive options for freight shippers.

        In the Southeast, CSX and NS long have competed on relatively equal terms. CSX enjoys broader geographic coverage and a 55% market share, but NS is more profitable. As an independent carrier, Conrail acts as a "neutral" in the Northeast, even though it competes with NS and CSX in the Midwest. Today, both NS and CSX must interchange freight with Conrail to reach customers in the Northeast. A merged Conrail, with either NS or CSX, affects much more than the Northeast. Absent the kind of competitive balance Norfolk Southern proposes and which exists in the West and Southeast today, the merged carrier would not only dominate the Northeast, it would extend that domination south and westward.

        As a result, the non-merging carrier would be forced to interchange much of its traffic with its competitor and eventually would be driven from now competitive markets. This elimination of competitive service would not be good for freight shippers any more than it would be good for the losing railroad.

        With CSX/CR, 64 cities face a reduction from two competing railroads to one, compared with only 38 two-to-one points under CR+NS. CSX/CR results in 7 cities with more than 100,000 population -- Baltimore; Philadelphia; Pittsburgh; Indianapolis; Dayton, Ohio; Grand Rapids,
Mich., and Youngstown, Ohio -- in the two-to-one category. CR+NS produces only two -- Erie, Pa., and Fort Wayne, Ind. Similarly, only one short line railroad would lose competitive connections under CR+NS, while 18 would become totally tributary to CSX/CR. Norfolk Southern will maintain competition at all those points.

Creation of Balanced Competition

        While a CR+NS combination has much less geographic overlap than CSX/CR, Norfolk Southern is committed to preserving competition where the systems overlap. Norfolk Southern will go farther, by opening the Northeast -- most significantly the New York/New Jersey metropolitan area and the vital ports in that region -- to service by two strong competitors for the first time in more than 20 years. This will bring competitive balance between CR+NS and CSX closer to 55%-45%. It also will assure that freight shippers will have competitive options throughout the eastern half of the nation.

        Norfolk Southern will further assure that competition is real by transferring ownership of competing lines. Through ownership, carriers can differentiate their service and make normal business decisions about capacity and investment. This is necessary in the Northeast, where NS and CSX lack market presence and facilities in numerous major markets. In the West, both large rail systems already were in most markets and grants of trackage rights could fine-tune competitive balance.

CR+NS -- Benefits for All Constituencies

        Norfolk Southern recognizes the public policy benefits of market share and geographic coverage balance. Basically, CR+NS has fewer disruptions to communities, workers and short line railroads than would a CSX/CR combination, as well as far greater service and efficiency benefits.

        For rail service customers, for rail employees, for the communities we serve, for the deregulated rail industry, and for the public at large, CR+NS clearly is

                            The Better Choice!


02/06/97


                                  CR+NS

                            The Better Choice
                                   for
                                NEW JERSEY


The State of New Jersey as well as rail customers and consumers in the State will benefit greatly as a result of Norfolk Southern's acquisition of Conrail and the related competitive alternative package.

Balanced Competition

Conrail dominates rail transportation in New Jersey today, with 100 percent of the Class 1 mileage in the state. The Conrail + Norfolk Southern combination will restore true competition in New Jersey, with two Class I railroads serving both carload and the fast-growing intermodal markets.

Norfolk Southern is committed to balanced rail competition. The Norfolk Southern application to acquire Conrail, to be filed with the Surface Transportation Board within two months, will offer a competitive alternative package that ensures freight shippers and receivers rail pricing and service options.

Meaningful rail competition has certain minimum requirements:
       o    competing rail networks must be of comparable size
       o    major markets must be served by two large railroads
       o railroads must own their own routes to/from most major markets
       o competing railroads must have effective access to terminals.

New Jersey is part of the largest consumer market in the United States. The Port of New York and New Jersey, the largest East Coast container port, is the first call in the eastern U.S. for most steamship lines. All other major U.S. East Coast ports are served by two competing major railroads, but the Port of New York and New Jersey does not enjoy this advantage.

Today, Conrail is a neutral carrier for freight moving between regions of the country, interchanging freight with CSXT, Norfolk Southern Railway and western railroads without preference. These interline options give many New Jersey rail customers price, service, and routing alternatives. A CSX/CR combination, however, would reduce competition by extending Conrail's current domination of New Jersey into areas previously served by interline service. Conrail's current neutral position on NS and CSXT interline traffic would disappear, and even the limited current interline service and rate competition would end.

In contrast Norfolk Southern's competitive alternative package will assure that two major railroads will serve New Jersey. Full competitive rate and route choices will be created for New Jersey freight customers.

Norfolk Southern's competitive alternative package will implement the vision of competitive rail service in New Jersey and the entire Northeast and MidAtlantic Region intended by Congress and United States Railway Association planners in the 1970s when they dealt with the collapse of the Penn Central and five other eastern railroads. The original restructuring plan provided for competitive rail service into New Jersey and other areas where Conrail today overwhelmingly dominates rail service.


                                  CR+NS
                            The Better Choice
                                   for
                                NEW JERSEY


Service and Pricing Benefits

CR+NS will open the New Jersey market and port to service from two major Class I railroads. As a result, New Jersey rail customers will have a choice between two competitive east-west routes and two competitive north-south routes from northern New Jersey. In southern New Jersey the Philadelphia/Camden area also will enjoy two carrier competitive service. This additional service option will ensure that businesses moving goods to and from New Jersey will be able to make transportation choices based on price, service and safety --particularly important to chemical customers. Such head-to-head competition between railroads of similar size can change market prices and generate new business.

CR+NS will bring to New Jersey communities the benefits of the consistently aggressive and successful NS Industrial Development Department. Norfolk Southern's economic development efforts, in conjunction with the states and communities it serves, located 8 of the last 11 new auto assembly plants -- including BMW and Mercedes Benz -- on Norfolk Southern lines. Major industries today require access by two railroads when making site selection decisions. The NS competitive alternative package will help New Jersey to create new jobs through economic development.

CR+NS will extend single-line service for the first time from New Jersey west to Kansas City, where CR+NS will connect with all western railroads and bypass congestion and costly delays at Chicago and East St. Louis.

Safety in rail operations is particularly important in New Jersey, with its extensive commuter rail network and the key chemical industry helping drive the state's economy. In 1995 for the seventh consecutive year, Norfolk Southern received the Harriman Gold award for outstanding safety performance in the railroad industry. The company also has received chemical customer quality awards from BP Chemical, Amoco, Dow Chemical, DuPont, Occidental, and Air Products and Chemicals. CR+NS will bring rail service backed by this reputation for quality and safety to New Jersey chemical companies.

The competitive rail service offered by CR+NS also will make the Port of New York and New Jersey more competitive for automotive importers. The international vehicle manufacturers will gain a choice of rail routes and competing price and service packages to move vehicles and parts into the rest of the United States. Innovative equipment -- such as the fully enclosed AutoRailer(R) -- will be offered by the CR+NS bimodal subsidiary, Triple Crown Services Company.

Competitive intermodal service -- carrying truck trailers and containers on rail cars --benefits more than just rail freight customers. Competitive rail service will attract more traffic to rail intermodal and will divert traffic from trucks. With key stretches of I-95 and other highways in New Jersey approaching gridlock at times, taking trucks off the highway produces significant benefits for the region by alleviating congestion and helping to reduce air pollution.


                                  CR+NS
                            The Better Choice
                                   for
                                NEW JERSEY


NS has a proven record of investing in intermodal terminals and equipment and new train services to support intermodal growth. While CSX claims that its acquisition of Conrail will take trucks off highways, CSXT's record does not support the rhetoric. Since 1988, when both CSXT and NS began serious intermodal initiatives, NS intermodal traffic grew 94 percent -- more than double the industry growth rate. During the same period CSXT intermodal traffic was flat and trailed industry growth, while Conrail intermodal growth only tracked the industry average with a 43 percent gain.

Triple Crown Services Company successfully competes today with over-the-road trucks in the market for transportation of consumer goods and industrial material for just-in-time inventory management. CR+NS will serve New Jersey with expanded RoadRailer(R) service to southern and midwestern destinations. A larger RoadRailer(R) network will take more truck traffic off I-95 and will permit CR+NS to provide services that might not be cost effective or possible with conventional rail service.

For rail service customers in New Jersey, for customer and rail employees, for the communities we serve, for the deregulated rail industry, and for the public at large, CR+NS clearly is

                            The Better Choice


02/19/97


[Map of eastern United States showing CSX and Company rail systems.]


[Map of eastern United States showing Parent and Company rail systems.]